UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check one);  [X] Form 10-KSB; Form 20-F; Form Il-K; Form 10-Q; Form N-SAR

For Period Ended: 12-31-2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form .1 I-K
[ ] Transition Report on Form l0-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


PART I - REGISTRANT INFORMATION


Full Name of Registrant:	Diversified Realty, Inc.


Former Name if Applicable:	Not Applicable


Address of Principal Executive Office (Street and Number):
                                                      110 Second Street South


City, State and Zip Code:	Great Falls, Montana 59405

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


            (a)	The reasons described in reasonable detail in Part III of
                this form could not be eliminated without unreasonable
                effort or expense;
            (b)	The subject annual report semi-annual report, transition
   [X] report on Form 10-K,: Form 20-F, Il-K. Form N-SAR. or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q,. or portion thereof will. be filed on or before the fifth calendar day following the prescribed due date; and
            (c)	The accountants statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof1 could not be filed within the prescribed time period.
(Attach Extra Sheets If Needed)


The individual responsible for the preparation and filing of the Company's reports unexpectedly left the company on March 30, 2001 during the process of finalizing statements and reports and it is impossible to find somebody in a day or two to finish the reports.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to c6ntact in regard to this notification:

John L. Winckler	(406) 727-2600

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                         [X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                 							 [ ] Yes  [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.


                         Diversified Realty, Inc.
             (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

        By s/John L. Winckler
             John L. Winckler,
             Principal Accountant

Date:	April 2, 2001